October 29, 2019

Marshall Chesrown
Chief Executive Officer
RumbleON, Inc.
1350 Lakeshore Drive, Suite 160
Coppell, TX 75019

       Re: RumbleON, Inc.
           Registration Statement on Form S-3
           Filed October 25, 2019
           File No. 333-234340

Dear Mr. Chesrown:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Michael Francis, Esq.